Exhibit 99.1

Cellectis Reports 1st Quarter 2018 Financial Results

  IND filed for UCART22 clinical investigation in ALL patients
  Allogene takes over Pfizer’s rights under the Research and License Agreement with Cellectis, to accelerate development and commercialization of allogeneic off-the-shelf UCART therapies
  Harvard’s Wyss Institute partners with Cellectis to recode the human genome using TALEN® gene editing technology
  Cash1 position of $282 million as of March 31, 2018
  Cash position above $450 million after taking into consideration the $190.5 million total gross proceeds from its follow-on offering of ADSs

NEW YORK--(BUSINESS WIRE)--May 7, 2018--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today its results for the three-month period ended March 31, 2018.

“2018 is off to a strong start for Cellectis and the message is clear – off-the-shelf, gene edited CAR T-cells are the next wave of innovation in oncology. As leaders and pioneers of this space, we continue to show our excellence, notably in manufacturing, which is a critical segment of the value chain, with the completion of the production of a 3rd UCART product, UCART22, enabling the recent IND filing in ALL. We are also excited about the ongoing clinical development of UCART123 in high-risk AML and BPDCN patients, and we will aim to accelerate our clinical trial timelines. Finally, after close to 4 years of a rewarding and productive partnership with Pfizer, Cellectis is thrilled by the assumption of this partnership by Allogene Therapeutics, Inc., which is a new company that was formed by Dr. Arie Belldegrun and Dr. David Chang, former top executives of Kite Pharmaceuticals. We believe that our collaboration with Allogene opens a huge opportunity to accelerate the development of certain of our allogeneic CAR T-cells that were developed together with Pfizer and Servier,” said André Choulika, Chairman and Chief Executive Officer, Cellectis.

“Furthermore, we are humbled by our recent partnership with Prof. George Church and Harvard’s Wyss Institute, utilizing the TALEN® gene editing technology in the Genome Recode Project—a project to recode the human genome and create the first ever virus-resistant human cells. This milestone project of modern biology will influence the future of gene editing in human science in this 21st Century.”

1 Cash position includes cash, cash equivalent and current financial assets.

RECENT CORPORATE HIGHLIGHTS

Cellectis - Therapeutics

IND filing for UCART22 in Acute Lymphoblastic Leukemia (ALL)

On May 2, 2018, Cellectis filed an IND with the FDA for its UCART22 product candidate to be investigated in a Phase I clinical trial in ALL patients. This submission marks the third UCART product candidate IND application.

Harvard’s Wyss Institute partnership on Human Recode Project, part of GP-Write

On May 1, 2018, Cellectis announced that the Recode Project, a part of Genome Project-Write, will use Cellectis’ TALEN® gene editing technology to seek to create the first virus-resistant human cells for manufacturing therapeutics and develop new cell-based therapies. The cell lines would be engineered to be able to carry out their normal functions while being resistant to debilitating viral infections, and could offer synthetic biologists opportunities for engineering entirely new functions. The Recode Project is led by Prof. George Church, Core Faculty member at the Wyss Institute, Professor of Genetics at Harvard Medical School (HMS) and of Health Sciences and Technology at Harvard and the Massachusetts Institute of Technology (MIT).

Strategic collaboration with Allogene Therapeutics, Inc.

On April 3, 2018, Pfizer, Inc. (“Pfizer”) and Allogene Therapeutics, Inc. (“Allogene”) entered into an asset contribution agreement, the closing of which was announced on April 9, 2018, pursuant to which Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”), including the Research Collaboration and License Agreement dated June 17, 2014 (as amended from time to time, the “Collaboration Agreement”) signed between Pfizer and Cellectis. Cellectis remains eligible to receive clinical and commercial milestone payments of up to $2.8 billion, or $185 million per target for 15 targets, and tiered royalties in the high single digits on net sales of any products that are commercialized by Allogene under the Collaboration Agreement. As part of the Asset Contribution Transaction, Allogene has received Pfizer’s rights to UCART19, which were sub-licensed to Pfizer by Les Laboratoires Servier (“Servier”), which has an exclusive license to UCART19 from Cellectis under the Product Development, Option, License and Commercialization Agreement between Servier and Cellectis dated as of February 17, 2014.

We believe that this alliance with Allogene’s dedicated team will lead to a strong acceleration of CAR T therapies.

$190.5 million raised in a follow-on offering

On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 American Depositary Shares, each representing one ordinary share of Cellectis (“ADS”), at a public offering price of $31.00 per ADS.

Cellectis today announced that on May 4, 2018, the underwriters partially exercised their option to purchase additional ADSs with respect to 500,000 additional ADSs (the “Option”), under the same terms and conditions as the initial offering completed on April 10, 2018 of 5,646,000 ADSs at a public offering price of $31.00 per ADS. The settlement-delivery of the Option is contemplated on May 11, 2018, subject to customary conditions.

The gross proceeds for the Option are $15.5 million, bringing the total gross proceeds for the follow-on offering, as increased by the Option, to $190.5 million, before deducting the expenses related to the offering and the underwriting discounts and commissions payable by Cellectis.

The ADSs are listed on the Nasdaq Global Market under the symbol “CLLS” and Cellectis’ ordinary shares are listed on the Euronext Growth market of Euronext in Paris under the symbol “ALCLS”.

The Company intends to use the net proceeds from this offering (i) to establish commercial capabilities, including a proprietary state-of-the-art gene-edited cell manufacturing plant for commercial supplies for its current proprietary immuno-oncology UCART product candidates, (ii) to fund the advancement of one additional UCART product candidate, (iii) to pursue new human therapeutics approaches based on its proprietary gene editing technology outside of oncology and (iv) for working capital and other general corporate purposes.

Elsy Boglioli Named Chief Operating Officer

Following the retirement of Dr. Mathieu Simon as Executive Vice President and Chief Operating Officer, Elsy Boglioli was named Chief Operating Officer in March 2018. Prior to assuming the COO role, Ms. Boglioli served as Executive Vice President, Strategy and Corporate Development. Ms. Boglioli joined Cellectis in December 2017 from The Boston Consulting Group (BCG), where she served as Partner and Managing Director, and leader of BCG’s biotech-focused business in Europe.

Conferences

American Association for Cancer Research (AACR) 2018 Annual Meeting

Cellectis and its academic partners presented at the AACR Annual Meeting held in Chicago in April 2018 three posters showcasing the Company’s allogeneic, off-the-shelf, CAR-T product candidates:

  Repurposing endogenous immune pathways to improve chimeric antigen receptor T-cells potency;
  Preclinical efficacy of allogeneic anti-CD123 CAR T-cells for the therapy of blastic plasmacytoid dendritic cell neoplasm (BPDCN); and
  Prediction of immunotherapy outcome by multimodal assessment of minimal residual disease and persistence of allogeneic anti-CD123 CAR T-cells (UCART123) in pre-clinical models of acute myeloid leukemia.

European society for Blood and Marrow Transplantation (EBMT) 2018 Annual Meeting

Preliminary data from the UCART19 clinical trials were presented at the 44th EBMT Annual Meeting in March 2018 in Lisbon, Portugal. UCART19, which is exclusively licensed to Servier, is an investigational allogeneic anti-CD19 CAR T-cell product, being studied in adult and pediatric patients with relapsed or refractory (R/R) CD19-positive B-cell acute lymphoblastic leukemia (B-ALL). Servier is the sponsor of both clinical trials.

Calyxt, Inc. – Cellectis’ plant science subsidiary

As of March 31, 2018, Cellectis owned approximately 79.1% of Calyxt, Inc.’s outstanding common stock. Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”. Please refer to Calyxt’s Q1 2018 Earnings Press Release and its quarterly report on Form 10-Q for the period ended March 31, 2018 for further information.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

First quarter 2018 Financial Results

Cash: As of March 31, 2018 Cellectis had $282.1 million in total cash, cash equivalents and current financial assets compared to $ 297.0 million as of December 31, 2017. This decrease of $14.9 million primarily reflects (i) the net cash flows used by operating activities of $20.0 million, (ii) the net cash flows provided by investing activities of $0.6 million, partially offset by (iii) the net cash flows provided by financing activities of $3.5 million due to the exercise of Cellectis and Calyxt stock options during the period and (iv) the unrealized positive translation effect of exchange rate fluctuations on U.S. dollar cash and cash equivalents and current financial assets of $2.2 million.

We believe that our cash, cash equivalents and current financial assets, together with the net proceeds from our follow-on offering will be sufficient to fund our operations through 2021.

Revenues and Other Income: During the three-month periods ended March 31, 2017 and 2018, we recorded $10.3 million and $8.1 million, respectively, in revenues and other income. This decrease of $2.2 million is mainly due to (i) a $0.8 million decrease in revenues under our collaboration agreements, of which a $1.1 million decrease relates to lower research and development cost reimbursements, partially offset by a $0.3 million increase in recognition of upfront fees already paid to Cellectis, (ii) a $0.1 million increase in other licenses revenue, and (iii) a $1.5 million decrease in research tax credits due to lower research and development purchases and external expenses during the period that are eligible for the tax credit.

Total Operating Expenses: Total operating expenses for the three-month period ended March 31, 2018 were $33.0 million, compared to $30.0 million for the three-month period ended March 31, 2017. The non-cash stock-based compensation expenses included in these amounts were $12.0 million and $13.6 million, respectively.

R&D Expenses: For the three-month periods ended March 31, 2017 and 2018, research and development expenses decreased by $1.2 million from $19.6 million in 2017 to $18.4 million in 2018. Personnel expenses decreased by $1.8 million from $10.4 million in 2017 to $8.7 million in 2018, primarily due to a $2.7 million decrease in non-cash stock based compensation expense, partly offset by a $0.9 million increase in wages and salaries. Purchases and external expenses increased by $0.2 million from $8.7 million in 2017 to $8.9 million in 2018, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, process development and expenses associated with the use of laboratories and other facilities. Other expenses relate to continuing leasing and other commitments by $0.4 million.

SG&A Expenses: During the three-month periods ended March 31, 2017 and 2018, we recorded $9.7 million and $14.0 million, respectively, of selling, general and administrative expenses. The increase of $4.3 million primarily reflects (i) an increase of $2.5 million in personnel expenses from $7.7 million to $10.2 million, attributable to a $1.4 million increase in wages and salaries, a $1.1 million increase in non-cash stock based compensation expense, (ii) a $1.6 million increase in purchases and external expenses and (iii) a $0.2 million increase of other expenses relate to taxes, various depreciation and amortization and other commitments.

Financial Gain (Loss): The financial loss was de minimis for the three-month period ended March 31, 2017 compared with financial loss of $2.1 million for the three-month period ended March 31, 2018. The change in financial result was mainly attributable to (i) the decrease in net foreign exchange gain ($1.0 million), and (ii) the decrease of foreign exchange derivatives fair value ($1.1 million).

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three-month periods ended March 31, 2017 and 2018, we recorded a net loss attributable to shareholders of Cellectis of $19.8 million (or $0.56 per share) and a net loss attributable to shareholders of Cellectis of $25.4 million (or $0.71 per share), respectively. Adjusted net loss attributable to shareholders of Cellectis for the three-month period ended March 31, 2018 was $14.2 million ($0.39 per share) compared to adjusted net loss attributable to shareholders of Cellectis of $6.2 million ($0.17 per share), for the three-month period ended March 31, 2017. Adjusted loss attributable to shareholders of Cellectis for the three-month periods ended March 31, 2018 and 2017 excludes a non-cash stock-based compensation expense of $11.3 million and $13.6 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION ($ in thousands)

As of
	December 31, 2017 As restated (*)	March 31, 2018 Unaudited

ASSETS
Non-current assets
Intangible assets	1 431	1 505
Property, plant, and equipment	7 226	7 688
Other non-current financial assets	1 004	897
Total non-current assets	9 661	10 090

Current assets
Inventories	250	203
Trade receivables	2 753	3 419
Subsidies receivables	9 524	11 601
Other current assets	13 713	16 671
Cash and cash equivalent and Current financial assets	296 982	282 063
Total current assets	323 221	313 958
TOTAL ASSETS	332 882	324 048

LIABILITIES
Shareholders’ equity
Share capital	2 367	2 374
Premiums related to the share capital	614 037	625 634
Treasury share reserve	(297)	(373)
Currency translation adjustment	1 834	6 097
Retained earnings	(253 702)	(352 969)
Net income (loss)	(99 368)	(25 438)
Total shareholders’ equity - Group Share	264 872	255 324
Non-controlling interests	19 113	21 414
Total shareholders’ equity	283 985	276 738

Non-current liabilities
Non-current financial liabilities	13	265
Non-current provisions	3 430	3 307
Total non-current liabilities	3 443	3 572

Current liabilities
Current financial liabilities	21	82
Trade payables	9 460	11 254
Deferred revenues and deferred income	27 975	25 104
Current provisions	1 427	1 807
Other current liabilities	6 570	5 489
Total current liabilities	45 453	43 736
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332 882	324 048

(*) 2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2 of to the interim consolidated financial statements for the first quarter 2018.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – First quarter (unaudited) ($ in thousands, except per share data)

	For the three-month period ended March 31,
	2017	2018

Revenues and other income
Revenues	6 738	6 040
Other income	3 550	2 025
Total revenues and other income	10 288	8 065
Operating expenses
Royalty expenses	(611)	(579)
Research and development expenses	(19 583)	(18 395)
Selling, general and administrative expenses	(9 735)	(14 013)
Other operating income (expenses)	(105)	21
Total operating expenses	(30 034)	(32 967)

Operating income (loss)	(19 747)	(24 902)

Financial gain (loss)	(23)	(2 137)

Net income (loss)	(19 769)	(27 038)
Attributable to shareholders of Cellectis	(19 769)	(25 438)
Attributable to non-controlling interests	-	(1 600)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.56)	(0.71)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.56)	(0.71)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First quarter (unaudited) ($ in thousands, except per share data)

	For the three-month period ended March 31,
	2017	2018

Net income (loss) attributable to shareholders of Cellectis	(19 769)	(25 438)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	13 616	11 276
Adjusted net income (loss) attributable to shareholders of Cellectis	(6 153)	(14 162)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.17)	(0.39)

Weighted average number of outstanding shares, basic (units) (1)	35 289 932	36 034 181

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.17)	(0.39)

Weighted average number of outstanding shares, diluted (units) (1)	35 784 930	36 586 720

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent filings Cellectis makes with the SEC from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:
Media contacts:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Cellectis IR contact:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com